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Progress Energy

Status of Merger Approvals
(as of April 4, 2011)
Stakeholder
Progress On
Key Milestones
Filed Approved
Shareholder
Filed initial S-4 for SEC review on March 17, 2011
Shareholder meetings in 2Q/3Q 2011
Department of Justice
(DOJ)
Submitted Hart-Scott-Rodino filing on March 28, 2011,
for review under U.S. antitrust laws
Federal Communications
Commission (FCC)
By early 3Q 2011, file for transfer of Progress Energy licenses
Federal Energy Regulatory
Commission (FERC)
Filed merger approval application and related filings on April 4, 2011, which assesses market power-related issues
Nuclear Regulatory
Commission (NRC)
Filed for indirect transfer of Progress Energy licenses on March 31, 2011
North Carolina
Filed merger approval application on April 4, 2011
South Carolina
In early 2Q 2011, make merger-related filings
Kentucky
Filed merger approval application on April 4, 2011
Filed by Progress Energy, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899